MacAndrews & Forbes Holdings Inc.

35 East 62nd Street

New York, New York 10021

April 20, 2006

Board of Directors

Panavision Inc.

6219 De Soto Avenue

Woodland Hills, California 91367

Gentlemen:

I am pleased to propose for your consideration a transaction (the "Transaction") pursuant to which our subsidiary, PX Holding Corporation ("PX"), or an affiliate thereof, would acquire all publicly held shares of Common Stock of Panavision Inc., including the shares held by Sony Electronics Inc., at a price of $8.00 per share in cash.

As you are aware, PX holds in excess of 90% of the outstanding shares of Common Stock. However, we are mindful that, in accordance with the Letter Agreement, dated November 16, 2004, between the Company and PX, the Transaction may not be effected through a "short-form" merger unless approved by a majority vote of a Special Committee of the Company's Board of Directors of no less than two independent directors, authorized to negotiate with PX and to retain outside independent financial advisors and legal counsel. Accordingly, we request that you form a Special Committee, and that such committee hire advisors, at your earliest convenience.

Our proposal is, of course, conditioned upon the execution of an appropriate definitive agreement. We believe that, prior to entering into such an agreement, the Company should terminate the registration of the Common Stock under the Securities Exchange Act of 1934. We believe that deregistration would provide significant cost savings at this time.

We and our advisers are prepared to provide any further details and render whatever assistance the Board of Directors may require. We very much appreciate your willingness to consider the proposed Transaction and look forward to working with you towards its successful completion.

Very truly yours,

MACANDREWS & FORBES HOLDINGS INC.

By: /s/ Howard Gittis

Howard Gittis

Vice Chairman